GENTOR RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated July 30, 2018, is furnished in connection with the solicitation of proxies by the management of GENTOR RESOURCES INC. (the "Company") for use at the annual and special meeting of shareholders of the Company (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Company. The cost of such solicitation will be borne by the Company.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each of the persons named in the enclosed form of proxy is an officer of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O TSX TRUST COMPANY, 301 – 100 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4H1, CANADA, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 30TH DAY OF AUGUST, 2018, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law. The Company's registered office is located at Elgin Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Company (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Company (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Company (or its agent) has sent the Meeting materials directly to you (which materials should include the Company's voting instruction form (the "Company's VIF")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Company (or its agent) and you wish to vote by proxy at the Meeting, please complete the Company's VIF and return it to TSX Trust Company (the Company's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Company (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Company's VIF (and striking out the names of the persons designated in such form) and return the Company's VIF to TSX Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Company are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

The Company is not relying on the notice-and-access provisions of securities laws for delivery to either registered or non-registered shareholders. The Company has elected to pay for the delivery of the Meeting materials to objecting non-registered shareholders by intermediaries.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share. As of the date of this Circular, an aggregate of 29,906,742 common shares of the Company were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Company.

All shareholders of record at the close of business on July 16, 2018 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Company as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, the only person or company who, to the knowledge of the directors and executive officers of the Company, beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding common shares of the Company is as follows:

Name	Number of Common Shares	Total of Common Shares

Arnold T. Kondrat (1)	14,067,188	47.04%

_______________________________________

(1)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

CURRENCY

As the Company's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated. References in this Circular to "$" or "US$" are to United States dollars and references in this Circular to "Cdn$" are to Canadian dollars.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Company must consist of not more than fifteen (15) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is three (3). The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Shareholders can vote for all of the proposed nominees, vote for some of the proposed nominees and withhold for others, or withhold for all of the proposed nominees. Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote FOR the election of each of these nominees. Management of the Company does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the close of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the articles of association of the Company.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Company, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Company, and the approximate number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Company and Municipality of Residence	Present Principal Occupation(s)	Director Since	Shares Beneficially Owned, Controlled or Directed (1)

Arnold T. Kondrat (2) Chief Executive Officer, President and a director Toronto, Ontario, Canada	Chief Executive Officer and President of the Company; Chief Executive Officer and President of Loncor Resources Inc. (a gold exploration company); consultant to Kuuhubb Inc. (a company focussed on lifestyle and mobile video game applications); President of Sterling Portfolio Securities Inc. (a private venture capital firm).	July 31, 2007	14,067,188

Richard J. Lachcik (2) Director Wasaga Beach, Ontario, Canada	Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.	February 13, 2014	500,000

William R. Wilson (2) Director Arvada, Colorado, U.S.A.	Self-employed mineral industry consultant (provides consulting services in the areas of corporate management, engineering and marketing).	February 13, 2014	20,000

_______________________________

(1)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective proposed directors individually.

(2)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

Cease Trade Orders

Except as described below, none of the proposed directors of the Company as set forth in the above table is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2008 and related management's discussions and analysis by the filing deadline, New Horizon Uranium Corporation ("New Horizon") was made subject to an issuer cease trade order issued by the British Columbia Securities Commission which was revoked on November 5, 2009 (following the filing of the required records). As a result of not filing by the filing deadline its audited financial statements for the year ended December 31, 2008 and related management's discussions and analysis, and its unaudited interim financial statements for the period ended March 31, 2009 and related management's discussions and analysis, New Horizon was made subject to an issuer cease trade order issued by the Alberta Securities Commission which was revoked on November 6, 2009 (following the filing of the required records). Mr. William R. Wilson, a director of the Company, was a director and officer of New Horizon during the times the said cease trade orders were in effect.

Corporate Bankruptcies

No proposed director of the Company as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Company as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Company, as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

UHY McGovern Hurley LLP, Chartered Professional Accountants and Licensed Public Accountants, are the current auditors of the Company and were first appointed auditors of the Company effective April 8, 2016. Shareholders of the Company will be asked at the Meeting to reappoint UHY McGovern Hurley LLP as the Company's auditors, to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be approved by the directors of the Company. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution.Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of UHY McGovern Hurley LLP.

AMENDMENT TO STOCK OPTION PLAN

The Company has a Stock Option Plan (the "Option Plan") for the benefit of directors, officers, employees and consultants of the Company or any subsidiary of the Company. By resolution dated August 1, 2018 and subject to and conditional upon receipt of required shareholder and TSX Venture Exchange approvals, the board of directors of the Company (the "Board") amended section 2 of the Option Plan to read as follows (such amendment referred to herein as the "Maximum Number Amendment"):

“The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time.”

Prior to the Maximum Number Amendment, section 2 of the Option Plan read as follows: “Subject to Section 10 of the Plan, the number of common shares in the capital of the Corporation (the "Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 1,375,000 Common Shares.”

Reference is made to the copy of the amended Option Plan attached hereto as Schedule "B" (see section 2 of the Option Plan).

Shareholders of the Company will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the Maximum Number Amendment. The resolution shareholders will be asked to approve is as follows:

WHEREAS the board of directors of the Company has amended section 2 of the Company’s Stock Option Plan to read as follows (such amendment referred to herein as the "Maximum Number Amendment"):

“The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time.”

AND WHEREAS prior to the Maximum Number Amendment, section 2 of the Option Plan read as follows: “Subject to Section 10 of the Plan, the number of common shares in the capital of the Corporation (the "Common Shares") reserved from time to time for issuance to Eligible Optionees (as hereinafter defined) pursuant to Stock Options under the Plan shall not exceed 1,375,000 Common Shares.”;

AND WHEREAS shareholders of the Company wish to approve, confirm and ratify pursuant hereto the Maximum Number Amendment;

NOW THEREFORE BE IT RESOLVED THAT:

1.	the Maximum Number Amendment be and is hereby approved, confirmed and ratified; and

2.

any one director or officer of the Company be and is hereby authorized and directed to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the resolution.

SHARE CONSOLIDATION

The Board has determined that, to assist in attracting additional capital for the Company, it would be in the best interests of the Company to obtain shareholder authorization to consolidate the issued and outstanding Common Shares by changing each two (2) Common Shares into one (1) Common Share. To reflect the consolidation of the Common Shares, the memorandum of association of the Company must be amended. Such an amendment must be authorized by a special resolution of shareholders. Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, the consolidation of the issued and outstanding Common Shares by changing each two (2) Common Shares into one (1) Common Share (the "Share Consolidation"), and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation. No fractional Common Shares will be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Common Shares to be received by such shareholder will be rounded up to the next highest whole number of Common Shares. The special resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine (but in no case later than August 31, 2019):

(a)	the issued and outstanding common shares of the Company be consolidated by changing each two (2) common shares of the Company into one (1) common share of the Company (the "Share Consolidation");

(b)	the adoption of an amendment to the memorandum of association of the Company to reflect the Share Consolidation be and is hereby authorized; and

(c)

no fractional common shares of the Company shall be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of common shares of the Company to be received by such shareholder shall be rounded up to the next highest whole number of common shares;

2.

any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver, or cause to be delivered, an amendment to the memorandum of association of the Company, as required pursuant to the Companies Law (2018 Revision) of the Cayman Islands, if and when deemed advisable by the board of directors of the Company in its sole discretion (but in no case later than August 31, 2019), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation.

To be approved, the above special resolution must be passed by not less than two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

The Share Consolidation will not materially affect the percentage ownership in the Company of shareholders even though such ownership will be represented by a smaller number of Common Shares. The Share Consolidation will merely proportionally reduce the number of Common Shares held by shareholders.

The Share Consolidation may result in some shareholders owning “odd lots” of fewer than 500 Common Shares on a post-Share Consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than Common Shares in “board lots” of even multiples of 500 shares.

Notwithstanding that the above special resolution is passed at the Meeting, the directors of the Company may determine not to proceed with the Share Consolidation without further approval or authorization of, or notice to, the shareholders of the Company.

In the event that shareholders pass the above special resolution at the Meeting to consolidate the Common Shares and the Board determines to implement the Share Consolidation, the presently issued and outstanding 29,906,742 Common Shares will be consolidated into approximately 14,953,371 Common Shares, subject to the rounding of fractional shares pursuant to the Share Consolidation.

If the Board decides to proceed with the Share Consolidation (assuming that the above special resolution is passed at the Meeting), a letter of transmittal will be sent by mail to registered shareholders of the Company advising them that the Share Consolidation has been approved by the Board, and instructing them how to surrender their currently held share certificates ("Old Share Certificates") for replacement share certificates representing the number of Common Shares to which they are entitled as a result of the Share Consolidation. No delivery of a new share certificate to a shareholder will be made until the shareholder has surrendered his or her Old Share Certificate. Until surrendered, each Old Share Certificate will be deemed for all purposes to represent the number of Common Shares to which the holder thereof is entitled as a result of the Share Consolidation. Beneficial holders of Common Shares ("Beneficial Shareholders") holding their Common Shares through an intermediary (if you purchased your shares through a broker, your shares are likely held through an intermediary) should note that such intermediary may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered shareholders. Beneficial Shareholders that hold Common Shares with an intermediary are encouraged to contact such intermediary with respect to any questions in this regard.

INCREASE IN AUTHORIZED SHARE CAPITAL

The authorized share capital of the Company currently consists of US$50,000 divided into 62,500,000 Common Shares with a par value of US$0.0008 per share. The Company presently has issued and outstanding 29,906,742 Common Shares. In order to facilitate any future equity financings by the Company which would result in the Company having issued and outstanding more than 62,500,000 Common Shares, the Board has determined that it would be in the best interests of the Company to increase the Company’s authorized share capital. Specifically, the Board has determined that it would be in the best interests of the Company to change the authorized share capital of the Company from US$50,000 divided into 62,500,000 Common Shares with a par value of US$0.0008 per share to US$400,000 divided into 500,000,000 Common Shares with a par value of US$0.0008 per share (the "Share Capital Increase"). This Share Capital Increase would therefore result in the number of authorized shares of the Company increasing from 62,500,000 Common Shares to 500,000,000 Common Shares. To reflect the Share Capital Increase, the memorandum of association of the Company must be amended. Such an amendment must be authorized by a special resolution of shareholders. Shareholders of the Company will therefore be asked at the Meeting to consider and, if thought advisable, to authorize by means of a special resolution, the Share Capital Increase and the adoption of an amendment to the memorandum of association of the Company to reflect the Share Capital Increase. The special resolution shareholders will be asked to approve is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

conditional upon the approval of the board of directors of the Company in its sole discretion, with effect as of the date the board of directors of the Company may determine (but in no case later than August 31, 2019):

(a)

the authorized share capital of the Company be changed from US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share, to US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share (the "Share Capital Increase"); and

(b)	the adoption of an amendment to the memorandum of association of the Company to reflect the Share Capital Increase be and is hereby authorized;

2.

any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver, or cause to be delivered, an amendment to the memorandum of association of the Company, as required pursuant to the Companies Law (2018 Revision) of the Cayman Islands, if and when deemed advisable by the board of directors of the Company in its sole discretion (but in no case later than August 31, 2019), and to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Capital Increase.

To be approved, the above special resolution must be passed by not less than two-thirds of the votes cast by shareholders at the Meeting in respect of this special resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the special resolution.

Notwithstanding that the above special resolution is passed at the Meeting, the directors of the Company may determine not to proceed with the Share Capital Increase without further approval or authorization of, or notice to, the shareholders of the Company.

AUDIT COMMITTEE MATTERS

National Instrument 52-110 (Audit Committees) (the "Instrument") provides that the disclosure required by Form 52-110F2 must be included in this Circular. The following addresses the applicable items identified in Form 52-110F2.

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this Circular as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: Arnold T. Kondrat, Richard J. Lachcik and William R. Wilson. Each such member is "financially literate" within the meaning of the Instrument. Each of Mr. Wilson and Mr. Lachcik is "independent" within the meaning of the Instrument, and Mr. Kondrat (who is President and Chief Executive Officer of the Company) is not "independent" within the meaning of the Instrument.

Relevant Education and Experience of Audit Committee Members

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time, he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. He has been a director of the Company since July 2007, was Executive Vice President of the Company from July 2007 to February 2014 and has been the President and Chief Executive Officer of the Company since February 2014.

Richard J. Lachcik - Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years. His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers. Mr. Lachcik has been a member of the board of directors of many junior mineral exploration companies such as the Company, and been a member of the audit committee of several of these companies.

William R. Wilson - Mr. Wilson holds a Masters of Business Administration (M.B.A.) from the University of Southern California. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes the total fees billed by the external auditors of the Company (UHY McGovern Hurley LLP) with respect to each of the years ended December 31, 2017 and December 31, 2016. All dollar amounts are exclusive of applicable taxes.

	2017	2016

Audit Fees	US$23,124	US$29,047
Audit-Related Fees	-	-
Tax Fees	US$3,854	-
All Other Fees	-	-

Exemption

The Company is relying upon the exemption set out in section 6.1 of the Instrument.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide certain information about the compensation of the Company's executives. The identified named officers of the Company (the "NEOs") who appear in the compensation tables of this section of the Circular are: Arnold T. Kondrat, President and Chief Executive Officer of the Company, and Donat K. Madilo, Chief Financial Officer of the Company.

As the Company's business has been the exploration of mineral properties, the Company often has had to operate with limited financial resources and control costs to ensure that funds are available to complete scheduled programs and otherwise fund its operations. As a result, the Board has attempted to keep the cash compensation paid to the Company's executives modest, while providing long-term incentives through the granting of stock options. This is consistent with the Company's objective of preserving cash and also reflects the Company's belief that incentive stock options offer an effective mechanism for incentivizing management and aligning the interests of the Company's executive officers with those of the Company's shareholders.

Compensation Governance

Among its other duties, the Board is responsible for (i) overseeing the Company's executive compensation, management succession and development and equity compensation plans, and (ii) ensuring that the Company's executive compensation programs are appropriate and reflect the long term interest of the Company and its shareholders. Given the size of the Company and the number of directors on the Board, the Board has not delegated any of the above responsibilities to a committee of the Board and performs such functions itself. In performing its duties, the Board has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

No policies or practices have been adopted by the Board to determine the compensation for the Company's directors or executive officers. A compensation consultant or advisor has not, at any time since the Company's most recently completed financial year, been retained to assist the Board in determining compensation for any of the Company's directors or executive officers.

Compensation Process

The Company does not have a formal process for determining executive compensation, but rather, relies on Board discussion as needed as determined by the Board. There are no formal criteria or analysis in respect of executive compensation. The Board believes that the existing compensation arrangements with the Company’s executives are appropriate in light of, among other things, the Company's business and current stage of development.

Stock options are generally granted by the Board to executives upon their commencement of service. Additional grants will also be made periodically to executives (a) to recognize exemplary performance or a special contribution, or (b) to provide additional long term incentives. The Board determines the particulars with respect to stock option grants.

Compensation Strategy

The Company strives to ensure that the compensation provided to the Company's executives is determined with regard to the Company's business strategy and objectives, such that the financial interests of executives are matched with the financial interests of the shareholders. The Company also strives to ensure that the Company's executives are compensated fairly and commensurately with their contributions to furthering the Company's strategic direction and objectives. The Company's compensation program is intended to attract, motivate and retain top quality individuals. Having regard to these objectives of attracting, motivating and retaining, the program takes into account the location of the Company's operations in foreign jurisdictions.

Compensation Risk Management

The Board evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of stock options granted under the Company’s stock option plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by an executive until a significant period of time has passed, the possibility of executives taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other two elements of compensation, salary and bonus, are capped to ensure preservation of capital and to provide upper payout boundaries, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Board believes it is unlikely that executives would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Due to the size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company has a policy prohibiting directors and officers of the Company from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the director or officer.

Compensation Mix

Standard compensation arrangements for the Company's executives are composed of the following elements, which are linked to the Company's compensation and corporate objectives as follows:

Compensation	Link to
Element	Compensation Objectives		Link to Corporate Objectives
Base salary	•	Attract and retain	• Competitive pay ensures access to skilled personnel necessary to achieve corporate objectives.

	•	Reward

Bonuses	•	Motivate and reward	• Bonuses focus executives on the achievement of corporate objectives and reward exceptional performance.

• Competitive pay ensures access to skilled employees necessary to achieve corporate objectives.

Stock options	•	Motivate and reward	• Stock option grants motivate and reward executives to increase shareholder value by the achievement of long-term corporate strategies and objectives.

	•	Align interests with shareholders	• Encourages long-term tenure and performance.

The Company does not maintain pension plans or benefit plans or provide additional perks to its senior officers.

Base Salary

Base salaries represent the minimum compensation for services rendered during the fiscal year. Base salaries depend on the executive's experience, responsibilities, skills and performance, general industry trends and practices, the Company's circumstances, including its existing financial resources, and the potential long term compensation provided by stock options as discussed below. In addition to the above factors, decisions regarding any salary increases are impacted by the executive’s current salary.

Bonuses

While the Company has not yet established a formal annual bonus program, executives are generally eligible to receive an annual cash bonus subject to the Corporation’s financial position. Executives may also receive from time to time during the year cash bonuses to recognize exemplary performance or a special contribution. No bonuses were paid to the NEOs in respect of fiscal 2017 (or the previous five fiscal years) in order to conserve cash, having regard to the Corporation’s current financial situation.

Stock Options

The grant of options to purchase Common Shares is an integral component of the compensation package which the Company can provide to its executives. The Board believes that stock option grants serve to motivate achievement of the Company's long-term strategic objectives and the result will benefit all shareholders. Decisions in respect of stock option grants are based in part upon the level of responsibility and contribution of the individuals toward the Company's goals and objectives. As well, the overall number of stock options outstanding relative to the number of outstanding Common Shares is also considered in determining whether to make any new grants of stock options and the size of such grants.

No stock options of the Company were granted to the NEOs in 2017.

Executive Compensation: Tables and Narrative

Summary Compensation Table

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the indicated financial years.

Name and Principal Position(s)	Year	Salary (US$)	Share- based awards (US$)	Option- based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	2017 2016 2015	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	$111,364 (2) $128,850 (2) $134,933 (2)	$111,364 $128,850 $134,933
Donat K. Madilo Chief Financial Officer	2017 2016 2015	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil	$1,954 (3) Nil Nil	$1,954 Nil Nil

____________________________________
(1)	No stock options were awarded in 2017, 2016 or 2015.

(2)

For 2017, this amount represents management fees for Mr. Kondrat (these fees are accrued in Canadian dollars, with the total fee amount for 2017 in Canadian dollars being Cdn$144,000). For 2016, this amount represents management fees for Mr. Kondrat of US$108,432 (these fees are accrued in Canadian dollars, with the total fee amount for 2016 in Canadian dollars being Cdn$144,000) and life insurance premiums paid by the Company of US$20,418. For 2015, this amount represents management fees for Mr. Kondrat of US$111,655 (these fees are accrued in Canadian dollars, with the total fee amount for 2015 in Canadian dollars being Cdn$144,000) and life insurance premiums paid by the Company of US$23,278.

(3)	This amount represents consulting fees.

The Company does not have any long-term incentive program other than its stock option plan and does not have any defined or actuarial plans.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the NEOs as at December 31, 2017:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	May 23, 2014	62,500	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A
Donat K. Madilo	May 23, 2014	25,000	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A

_____________________________________

(1)	1/4 of the stock options vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on Friday, December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(3)

This is based on the last closing sale price per share of the Company’s Common Shares as at Friday, December 29, 2017 of Cdn$0.14 as reported by the TSX Venture Exchange, which is equivalent to US$0.11 using the exchange rate on December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the NEOs, which vested and/or were earned during the year ended December 31, 2017:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A

_____________________________________

(1)	Identifies the aggregate dollar value that would have been realized by the executive officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Pension Plan Benefits and Deferred Compensation Plans

The Company does not have a pension plan or a deferred compensation plan.

Termination and Change of Control Benefits

There is no contract, agreement, plan or arrangement that provides for payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO's responsibilities.

Director Compensation

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2017 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Corporation's stock option plan, as determined by the Board. The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s Common Shares on the TSX Venture Exchange prior to the date the stock options are granted.

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following table sets out certain information with respect to the compensation of each of the Company's directors in the year ended December 31, 2017, other than Mr. Kondrat. See "Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2017.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

____________________________

(1)	No stock options were awarded in 2017.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2017 by the directors of the Company other than Mr. Kondrat. See "Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2017.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	May 23, 2014	18,750	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A
William R. Wilson	May 23, 2014	18,750	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A

_________________________________

(1)	1/4 of the stock options vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on Friday, December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(3)

This is based on the last closing sale price per share of the Company’s Common Shares as at Friday, December 29, 2017 of Cdn$0.14 as reported by the TSX Venture Exchange, which is equivalent to US$0.11 using the exchange rate on December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2017. See "Incentive Plan Awards" above for such details in respect of Mr. Kondrat.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

__________________________________
(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2017, the number of Common Shares of the Company to be issued upon the exercise of any outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares of the Company remaining available for future issuance under equity compensation plans of the Company.

Plan Category	Number of Common Shares to be issued upon exercise of any options, warrants and rights outstanding as at Dec. 31, 2017	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2017	Number of Common Shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2017 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders (1)	156,250	Cdn$1.20	1,218,750
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Totals	156,250	Cdn$1.20	1,218,750

____________________________

(1)	The only equity compensation plan of the Company approved by shareholders is the Company's stock option plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Company or a subsidiary of the Company is indebted to the Company or a subsidiary of the Company.

As of the date of this Circular, no current or former executive officer, director or employee of the Company or a subsidiary of the Company, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company (the “Units”) at a price of Cdn$0.05 per Unit for total gross proceeds of Cdn$500,000. Each such Unit consisted of one Common Share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one Common Share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the Units issued under the financing, as follows: Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company, purchased 2,055,000 of the Units, Richard J. Lachcik, who is a director of the Company, purchased 250,000 of the Units, Donat K. Madilo, who is Chief Financial Officer of the Company, purchased 50,000 of the Units, Geoffrey G. Farr, who is a General Counsel and Corporate Secretary of the Company, purchased 125,000 of the Units, and William R. Wilson, who is a director of the Company, purchased 20,000 of the Units. The address for each of the said individuals is Gentor Resources Inc., Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 Common Shares of the Company (the "Offered Shares") at a price of Cdn$0.05 per Offered Share for gross proceeds of Cdn$400,000. Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company, purchased all of the Offered Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company as at and for the financial year ended December 31, 2017 (the "2017 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting.

CORPORATE GOVERNANCE MATTERS

The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F2 must be included in this Circular. The following addresses the items identified in Form 58-101F2.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. The Board consists of three persons: two of the directors have been determined to be independent and the third has been determined to not be independent. William R. Wilson and Richard J. Lachcik are independent and Arnold T. Kondrat (who is Chief Executive Officer and President and the largest shareholder of the Company) is not independent of the Company.

The Board facilitates its exercise of independent judgment in carrying out its responsibilities by having a majority of independent directors on the Board and the Audit Committee. The Board also believes that the fiduciary duties placed on individual directors by the Companies Law (2018 Revision) of the Cayman Islands (the Company's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Company.

Directorships

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Kuuhubb Inc. Loncor Resources Inc.

Richard J. Lachcik	Loncor Resources Inc.

William R. Wilson	Loncor Resources Inc.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company's business will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Company's directors. Each of the Company's directors has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director. The Company's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the Chief Financial Officer of the Company at (416) 361-2510 and is also be available on SEDAR at www.sedar.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Company's organization, including (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

Under the Company's articles of association, a director of the Company may only be (a) a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested, or (b) be interested in another corporation in which the Company is interested, if the director discloses the nature and extent of his interest to the other directors of the Company and such other directors resolve to approve the director’s interest. Such a director may only vote on any resolution concerning a matter in which the director has an interest if he has disclosed such interest in accordance with the Company's articles of association. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

Nomination of Directors

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

Compensation

See the disclosure in this Circular under "Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee.

Assessments

The Board monitors but does not formally assess the performance of the Board, the Audit Committee and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, the Audit Committee and individual Board members are performing effectively.

ADDITIONAL INFORMATION

Financial information relating to the Company is provided in the 2017 Financial Statements and the Company's management's discussion and analysis relating to such financial statements (the "2017 MD&A"). Copies of this Circular, the 2017 Financial Statements, the 2017 MD&A, the interim consolidated financial statements of the Company subsequent to the 2017 Financial Statements and the Company's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Company, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing to the Chief Financial Officer of the Company at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of July 30, 2018.

DATED the 30th day of July, 2018.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

SCHEDULE "A"

Gentor Resources Inc.

Terms of Reference
Audit Committee of the Board of Directors
Gentor Resources Inc.

September 30, 2011

Mandate

A.	Role and Objectives

The audit committee (the "Committee") is a committee of the board of directors (the "Board") of Gentor Resources Inc. ("Gentor") established for the purpose of overseeing the accounting and financial reporting process of Gentor and external audits of the consolidated financial statements of Gentor. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Gentor's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Gentor’s audited annual consolidated financial statements and other mandatory financial disclosure.

Gentor’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Gentor. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Gentor;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Gentor’s external auditor.

B.	Composition

1.

The Committee shall comprise at least 3 directors. The composition of the Committee shall satisfy the independence, financial literacy and experience requirements of applicable corporate and securities laws, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Gentor.

3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

4.

The Committee shall have access to such officers and employees of Gentor and to such information respecting Gentor as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.

Meetings of the Committee shall be scheduled at such times during each year as the Committee deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.

The Committee shall meet periodically with Gentor’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Gentor and external audits of Gentor’s consolidated financial statements. In that regard, the Committee shall:

1.

satisfy itself on behalf of the Board with respect to Gentor's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Gentor (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.

review with management and the external auditor the annual consolidated financial statements of Gentor, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between Gentor and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.

review with management all interim consolidated financial statements of Gentor and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.

be satisfied that adequate procedures are in place for the review of Gentor’s public disclosure of financial information extracted or derived from Gentor’s financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.

review with management and recommend to the Board for approval, any financial statements of Gentor which have not previously been approved by the Board and which are to be included in a prospectus of Gentor;

6.

review with management and recommend to the Board for approval, Gentor’s annual information form prescribed by any applicable Canadian securities laws (if Gentor is required to file an annual information form);

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)

consider and make a recommendation to the Board as to the appointment or re- appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)

review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)

when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)

review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Gentor and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)

requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Gentor;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)

pre-approve all non-audit services to be provided by the external auditor to Gentor (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Gentor regarding partners, employees and former partners and employees of the present and former external auditor of Gentor;

8.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Gentor regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Gentor of concerns regarding questionable accounting or auditing matters; and

(b)

review with the external auditor its assessment of the internal controls of Gentor, its written reports containing recommendations for improvement, and Gentor's response and follow-up to any identified weaknesses;

9.

with respect to risk management, be satisfied that Gentor has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

SCHEDULE "B"

GENTOR RESOURCES INC.

Stock Option Plan

The board of directors of Gentor Resources Inc. (the "Corporation") wishes to establish a stock option plan (the "Plan") governing the issuance of stock options (the "Stock Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries. Capitalized terms, not otherwise defined herein, have the meanings ascribed thereto in the TSX Venture Exchange Corporate Finance Manual.

The terms and conditions of the Plan for issuance of Stock Options are as follows:

1.	Purposes

The principal purposes of the Plan are:

(a)	to retain and attract qualified directors, officers, employees and service providers which the Corporation and its subsidiaries require;

(b)	to promote a proprietary interest in the Corporation and its subsidiaries;

(c)	to provide an incentive element in compensation; and

(d)	to promote the profitability of the Corporation and its subsidiaries.

2.	Reservation of Shares

The total number of common shares in the capital of the Corporation ("Common Shares") issuable upon the exercise of all outstanding Stock Options granted under this Plan shall not at any time exceed 10% of the total number of outstanding Common Shares, from time to time.

3.	Eligibility

Stock Options shall be granted only to persons, firms or corporations ("Eligible Optionees") who are Directors, Employees, Consultants or Management Company Employees of the Corporation or a subsidiary of the Corporation. Where the Eligible Optionee is an Employee, Consultant or Management Company Employee, the board of directors of the Corporation (the "Board") shall confirm that the Eligible Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be, of the Corporation or a subsidiary of the Corporation prior to any grant of Stock Options.

Stock Options may also be granted to a corporation which is wholly-owned by an Eligible Optionee if the corporation agrees not to effect or permit any transfer of ownership or option of shares of the corporation, nor to issue further shares of any class in the corporation to any other individual or entity as long as any Stock Options granted to the corporation remain outstanding, without the prior written consent of the TSX Venture Exchange. Unless the context otherwise requires, the term Eligible Optionee as used herein, shall include any such corporation.

4.	Granting of Stock Options

The Board may from time to time grant Stock Options to Eligible Optionees. At the time a Stock Option is granted, the Board shall determine the number of Common Shares of the Corporation available for purchase under the Stock Option, the date when the Stock Option is to become effective and, subject to the other provisions of this Plan, all other terms and conditions of the Stock Option. An Eligible Optionee may hold more than one Stock Option at any time, however, at no time shall:

(a)

the number of Common Shares reserved for issuance pursuant to stock options granted to Insiders under this Plan and under any other stock purchase or option plans of the Corporation, exceed 10% of the outstanding Common Shares;

(b)

the number of stock options granted to Insiders under this Plan and under any other stock purchase or option plans of the Corporation, within a 12 month period, exceed 10% of the outstanding Common Shares;

(c)

the number of Common Shares reserved for issuance pursuant to stock options granted to any one person, firm or corporation under this Plan and under any other stock purchase or option plans of the Corporation, exceed 5% of the outstanding Common Shares;

(d)

the number of Common Shares issued pursuant to stock options under this Plan and under any other stock purchase or option plans of the Corporation to any one person, firm or corporation, within a one-year period, exceed 5% of the outstanding Common Shares;

(e)	the number of Stock Options granted to any one Consultant in a 12 month period exceed 2% of the outstanding Common Shares; or

(f)

the aggregate number of Stock Options granted to persons employed in Investor Relations Activities exceed 2% of the outstanding Common Shares in any 12 month period without the express consent of the TSX Venture Exchange.

Any Stock Options granted to a corporation referred to in Section 3 hereof shall be included in the calculation of the Stock Options held by an Eligible Optionee.

5.	Exercise Price

The exercise price (the "Exercise Price") of each Stock Option shall be determined in the discretion of the Board at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" shall mean the last closing price of the Common Shares on the TSX Venture Exchange prior to the date the Stock Option is granted; provided that in the event the Common Shares are not listed on the TSX Venture Exchange but are listed on another stock exchange or stock exchanges, the foregoing reference to the TSX Venture Exchange shall be deemed to be a reference to such other stock exchange, or if more than one, to such one as shall be designated by the Board, and to the extent that the Common Shares are not listed on any exchange, the Market Price shall be such price as is determined by the Board in good faith.

6.	Term and Exercise Periods

(a)

All Stock Options shall be for a term determined in the discretion of the Board at the time of the granting of the Stock Options, provided that no Stock Option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise, a Stock Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Eligible Optionee who holds such Stock Option ceasing to be at least one of a Director, Employee, Management Company Employee or Consultant of the Corporation or a subsidiary of the Corporation.

(b)

Unless otherwise determined by the Board at the time of the granting of the Stock Options pursuant to clause 6(c)(iii) below, 1/4 of the Stock Options granted pursuant hereto will vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the date of the grant of the Stock Options (the "Grant Date"). For greater clarity, unless otherwise determined pursuant to the terms hereof, all Stock Options granted to an Eligible Optionee will be available to exercise and purchase Common Shares on the 24 month anniversary of the Grant Date.

(c)	By way of example, without limiting the generality of the foregoing or the discretion of the Board, the Board may, at the time of the granting of the Stock Option, determine:

(i)

that a Stock Option is exercisable only while the Eligible Optionee remains at least one of a Director, Employee, Management Company Employee or Consultant and for a limited period of time ("Additional Period") after the Eligible Optionee ceases to be at least one of a Director, Employee, Management Company Employee or Consultant (which Additional Period may not exceed 90 days or, in the case of an Eligible Optionee engaged in Investor Relations Activities, 30 days);

(ii)

that a Stock Option can be exercisable for an Additional Period or for its remaining term (which Additional Period or remaining term may not exceed one year) after the death, disability or incapacity of an Eligible Optionee;

(iii)	that a Stock Option has a different vesting schedule than that specified in subsection 6(b) above; or

(iv)

that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of a person and in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation.

7.	Non-Assignability

Other than a limited right of assignment, subject to the terms upon which the Stock Option is granted, in the event of the death of an Eligible Optionee to allow the exercise of Stock Options by the Eligible Optionee's legal representative, Stock Options shall not be assignable or transferable by the Eligible Optionees.

8.	Payment of Exercise Price

All shares issued pursuant to the exercise of a Stock Option shall be paid for in full at the time of exercise of the Stock Option and prior to the issue of the shares. All Common Shares issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

9.	Non-Exercise

If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever, upon the expiry of the Stock Options pursuant to the terms of its grant or the terms hereof, the shares reserved and authorized for issuance pursuant to such Stock Option shall revert to the Plan and shall be available for other Stock Options. Notwithstanding the foregoing, at no time shall there be outstanding Stock Options exceeding, in the aggregate, the number of Common Shares reserved for issuance pursuant to Stock Options under this Plan.

10.	Adjustment in Certain Circumstances

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends); or

(c)	that any rights are granted to holders of Common Shares to purchase Common Shares at prices substantially below fair market value; or

(d)	that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares;

then in any such case the Board may make such adjustment in the Plan and in the Stock Options granted under the Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Stock Options, and such adjustments may be included in the Stock Options.

11.	Expenses

All expenses in connection with the Plan shall be borne by the Corporation.

12.	Compliance with Laws

The Corporation shall not be obliged to issue any shares upon exercise of Stock Options if the issue would violate any law or regulation or any rule of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Stock Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify the TSX Venture Exchange or any other stock exchange on which the shares of the Corporation are listed and any other appropriate regulatory bodies of the existence of the Plan and the issuance and exercise of Stock Options.

In addition to any resale restrictions that may be applicable under applicable securities laws, all Stock Options and any shares issued on the exercise of Stock Options shall be legended with a four month hold period from the date the Stock Options are granted.

13.	Disinterested Shareholder Approval

Disinterested shareholder approval shall be obtained by the Corporation prior to any reduction in the Exercise Price if the Optionee is an Insider of the Corporation at the time of a proposed reduction of the Exercise Price.

14.	Form of Stock Option Agreement

All Stock Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the TSX Venture Exchange or such other exchange on which the shares of the Corporation are listed from time to time.

15.	General Offer for Common Shares

If a bona fide offer (the "Offer") for the Common Shares is made to shareholders generally, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation within the meaning of subsection 1(3) of the Securities Act (Ontario), then the Corporation shall, immediately upon receipt of notice of the Offer, notify each Eligible Optionee then holding Stock Options of the Offer, with full particulars thereof, whereupon, notwithstanding clause 6(b) hereof but subject to any necessary regulatory approval, such Stock Options may be exercised in whole or in part by the Eligible Optionee so as to permit the Eligible Optionee to tender the Common Shares received upon such exercise (the "Optioned Shares") pursuant to the Offer. If:

(a)	the Offer is not completed within the time specified therein; or

(b)	the Eligible Optionee does not tender the Optioned Shares pursuant to the Offer; or

(c)	all of the Optioned Shares tendered by the Eligible Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, shall be returned by the Eligible Optionee to the Corporation and reinstated as authorized but unissued Common Shares and the terms of the Stock Options as set forth in clause 6(b) hereof shall again apply to the Stock Options. If any Optioned Shares are returned to the Corporation under this Section 15, the Corporation shall refund the Exercise Price to the Eligible Optionee for such Optioned Shares. In no event shall the Eligible Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer.

16.	Amendments and Termination

The Corporation shall retain the right to (a) amend from time to time the terms of the Plan or to terminate the Plan by resolution of the Board, and (b) amend from time to time the terms of outstanding Stock Options by resolution of the Board. Any such amendments or termination shall be subject to the consent of any applicable regulatory body, including any stock exchange on which the Corporation's shares are listed (to the extent such consent is required). Any amendment to the terms of outstanding Stock Options shall be subject to the consent of the Eligible Optionee holding such Stock Options. Any amendment to the terms of the Plan shall take effect only with respect to Stock Options granted thereafter, provided that such amendment may apply to any Stock Options previously granted with the consent of the Eligible Optionees holding such Stock Options.

17.	Delegation of Administration of the Plan

Subject to the legislation governing the Corporation, the Board may delegate to one or more directors of the Corporation, on such terms as it considers appropriate, all or any part of the powers, duties and functions relating to the granting of Stock Options and the administration of the Plan.

18.	Applicable Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Ontario, Canada.

19.	Stock Exchange

To the extent applicable, the issuance of any shares of the Corporation pursuant to Stock Options issued pursuant to this Plan is subject to approval of the Plan by the TSX Venture Exchange or other stock exchange upon which the Common Shares are listed, and the Plan shall be subject to the ongoing requirements of such exchange.

20.	Administration

This Plan shall be administered by the Board. The Board shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan. All decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and on all persons eligible to participate in this Plan, subject to shareholder approval if required by any stock exchange on which the Corporation's shares are listed.